UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

 Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 17, 2023 titled “Arcos Dorados Reports First Quarter 2023 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: May 17, 2023

Item 1

ARCO

1Q 2023

Results

May 17, 2023

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS STRONG FIRST QUARTER FINANCIAL RESULTS

•	Systemwide comparable sales¹ grew 37.6% year-over-year, supported by higher guest volume across all divisions

•	Total revenue totaled $990.8 million in the first quarter, rising 25.3% year-over-year

•	Digital channels (Delivery, Mobile App and Self-order Kiosks) continued to drive topline performance, representing about 47% of systemwide sales in the first quarter

•	Consolidated Adjusted EBITDA¹ in US dollars was $100.5 million, up 28.0% versus the prior year

•	Net Income was $37.4 million in the quarter, or $0.18 per share, compared to $0.12 per share in the prior year quarter

Montevideo, Uruguay, May 17, 2023 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three months ended March 31, 2023.

First Quarter 2023 Highlights

•	Systemwide comparable sales¹ increased 37.6%, with strong sales growth in all divisions.

•	Consolidated revenues reached $990.8 million, growing 25.3% in US dollars, or 43.9% in constant currency, versus the prior year period.

•	Consolidated Adjusted EBITDA¹ of $100.5 million rose 28.0%, or 42.7% in constant currency, versus the prior year quarter.

•	Consolidated Adjusted EBITDA margin reached 10.1% in the quarter, expanding by 20 basis points, with solid margin performance in Brazil and SLAD compared to the prior year period.

•	Net income was $37.4 million, up 52.7% versus the first quarter of 2022.

•	Basic net income per share was $0.18 in the quarter, versus $0.12 per share in the first quarter of 2022.

•	Net Debt to Adjusted EBITDA leverage ratio remained at a healthy 1.0x at the end of the first quarter 2023.

¹ For definitions, please refer to page 16 of this document.

Message from Marcelo Rabach, Chief Executive Officer

Arcos Dorados, like the McDonald’s system globally, has been generating consistently strong results for the last couple of years. This is a direct result of our long-term, strategic approach to generating value for our shareholders and we expect the structural competitive advantages of our restaurant portfolio and digital platform to continue to drive value creation for the foreseeable future.

Our guests have left no doubt we are operating the most beloved brand in the QSR industry in Latin America and the Caribbean. They recognize the value we offer in our restaurants on a daily basis and the positive impact we make in our communities every year. This is why restaurant volumes continue to grow and brand trust metrics are at all-time highs.

Each restaurant opening brings McDonald’s favorite menu items closer to our guests while also creating new job opportunities for young people and investing in the economic development of local communities. Latin America and the Caribbean is a widely underpenetrated region for the quick service restaurant industry, which represents a significant growth opportunity for Arcos Dorados. Against that backdrop, we are working to support a sustainable future for our business and the communities where we operate as we capture the vast potential that lies in front of us.

We have certainly strengthened the Brand through our marketing and communications campaigns. But true brand strength comes from the experience we deliver to more than four million guests every day in a modernized restaurant portfolio and with a “Coolture” of Service mentality. The Three D’s strategy provides guests the opportunity to choose the experience that best fits their individual needs and the value we are offering today makes the Brand more accessible than ever.

To sustain the business model and brand trust, we must operate responsibly. This is why we have the industry’s leading environmental, social and governance platform. Our Recipe for the Future includes ambitious initiatives and goals, designed to benefit the business, the communities we serve and the planet we all share.

Thank you for your ongoing support.

Consolidated Results

Consolidated Results

Figure 1. AD Holdings Inc Consolidated: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,273			2,312

Sales by Company-operated Restaurants	755.3	(142.2)	333.3	946.4	25.3%	44.1%
Revenues from franchised restaurants	35.4	(4.4)	13.5	44.4	25.6%	38.1%
Total Revenues	790.7	(146.7)	346.8	990.8	25.3%	43.9%
Systemwide Comparable Sales						37.6%
Adjusted EBITDA	78.5	(11.5)	33.5	100.5	28.0%	42.7%
Adjusted EBITDA Margin	9.9%			10.1%	0.2 p.p.
Net income (loss) attributable to AD	24.5	(9.9)	22.8	37.4	52.7%	93.2%
No. of shares outstanding (thousands)	210,478			210,595
EPS (US$/Share)	0.12			0.18

Arcos Dorados’ free-standing restaurant portfolio, which provides structural competitive advantages in Drive-thru and Delivery, together with recovering front counter sales volume and increased Digital sales penetration, drove strong revenue growth in the quarter. Systemwide comparable sales for the first quarter rose 37.6%, growing well above inflation in all divisions. Total revenues in US dollars increased 25.3%, or 43.9% in constant currency, versus the prior year period.

Front counter sales grew more than 50% in constant currency versus the prior year and generated 59% of systemwide sales in the first quarter of 2023. Drive-thru and Delivery sales increased 13% and 40% in constant currency, respectively, despite the acceleration in front counter sales. Total restaurant volumes continued to grow as the Company’s omnichannel offerings drove increased guest frequency.

The Company’s long-term strategy is designed to generate sustainable revenue and adjusted EBITDA growth by offering the best value, quality and experience in the industry. In line with this strategy, Digital, which includes sales from Delivery, Mobile App and Self-order kiosks, reached $598.9 million, or 47% of systemwide sales in the first quarter.

As of the end of March 2023, the Mobile App had reached more than 93 million cumulative downloads and more than 15 million average monthly active users. During the quarter, identifiable sales rose to 18% of consolidated sales and 23% of total sales in Brazil, which has the highest penetration of Digital channels in the Company’s footprint.

Arcos Dorados’ Customer Relationship Management platform also continued to grow and reached more than 68 million unique registered users by the end of March 2023. The platform provides convenient solutions, combined with insights from the Company’s data analytics capabilities, aiming to drive greater guest frequency through a more personalized experience.

Adjusted EBITDA

1Q23 Adjusted EBITDA Bridge
($ million)

First quarter consolidated Adjusted EBITDA reached $100.5 million, up 28.0% versus the prior year quarter. The Adjusted EBITDA margin of 10.1%, rose 20 basis points versus the prior year, driven by solid margin expansion in Brazil and SLAD. All divisions generated US dollar EBITDA growth versus the prior year quarter.

Strong sales growth drove margin expansion with efficiencies in payroll expenses and operating leverage in both occupancy & other operating expenses as well as general and administrative (G&A) expenses. These more than offset moderately higher food & paper (F&P) costs as a percentage of revenue and the impact of the final step up of the royalty rate, which became effective as of August 3, 2022.

Notable items in the Adjusted EBITDA reconciliation

Included in Adjusted EBITDA: There were no notable items included in Adjusted EBITDA in either the first quarter of 2023 or the first quarter 2022.

Excluded from Adjusted EBITDA: There were no notable items excluded from Adjusted EBITDA in either the first quarter of 2023 or the first quarter 2022.

Non-operating Results

Arcos Dorados’ non-operating results for the first quarter included a $2.4 million gain from non-cash foreign exchange and derivative instruments.

Net interest expense and other financing results were stable year-over-year. The Company recorded an income tax expense of $21.0 million in the first quarter, compared to an income tax expense of $17.2 million in the prior-year period.

First quarter net income attributable to the Company totaled $37.4 million, compared to net income of $24.5 million in the same period of 2022. Arcos Dorados generated net income of $0.18 per share in the first quarter 2023 compared to net income of $0.12 per share in the prior year quarter. Total weighted average shares for the first quarter of 2023 were 210,594,545 compared to 210,478,322 in the prior year’s quarter.

For reference:

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,172			2,220

Sales by Company-operated Restaurants	752.3	(122.6)	311.8	941.5	25.2%	41.4%
Revenues from franchised restaurants	35.0	(2.5)	11.5	44.0	25.5%	32.7%
Total Revenues	787.3	(125.1)	323.3	985.5	25.2%	41.1%
Systemwide Comparable Sales						34.2%
Adjusted EBITDA	79.6	(12.5)	34.5	101.6	27.6%	43.3%
Adjusted EBITDA Margin	10.1%			10.3%	0.2 p.p.
Net income (loss) attributable to AD	25.9	(10.7)	22.9	38.0	47.1%	88.6%
No. of shares outstanding (thousands)	210,478			210,595
EPS (US$/Share)	0.12			0.18

Divisional Results

Brazil Division

Figure 3. Brazil Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,061			1,091

Total Revenues	312.0	2.3	59.9	374.2	19.9%	19.2%
Systemwide Comparable Sales						13.8%
Adjusted EBITDA	46.0	0.3	13.1	59.5	29.2%	28.5%
Adjusted EBITDA Margin	14.8%			15.9%	1.1 p.p.

Brazil’s revenues increased 19.9% in US dollars versus the first quarter 2022, reaching $374.2 million, due to a strong traffic increase in the period. Systemwide comparable sales rose 13.8% versus the prior year, more than 2.6x inflation.

Digital sales in Brazil reached $322.7 million in the first quarter, up 38% versus the prior year, and represented 57% of the division’s systemwide sales in the period. Delivery sales rose 23% in constant currency versus the prior year. Importantly, this increase included both higher guest volume and average check, demonstrating Delivery’s continued popularity among guests, even as front counter sales accelerated in the period.

Results were positively impacted by strong marketing campaigns and brand activations such as the Big Brother Brazil and Lollapalooza sponsorships. The quarter also included new product launches in the premium segment with Brabos, a new indulgent beef burger, and McCrispy Chicken Legend, an extension of the McCrispy Chicken platform that brought back the popular CBO sauce and reinforced the Company’s chicken portfolio. Channel-specific campaigns such as “Singing in Drive-Thru,” early access to new products for App users, gamification in the App with “MequiHit” and a McDelivery activation in Lollapalooza all contributed to strong digital sales growth in the period.

As reported Adjusted EBITDA in the division reached $59.5 million in the quarter, rising 29.2% versus the prior year in US dollars. Adjusted EBITDA margin rose 110 basis points in Brazil, with efficiencies in payroll and operating leverage in both occupancy and other operating expenses as well as G&A. These more than offset moderately higher F&P costs as a percentage of revenue and the impact of the final step-up in the Company’s royalty rate.

North Latin American Division (NOLAD)

Figure 4. NOLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	625			639

Total Revenues	203.9	11.8	43.6	259.3	27.2%	21.4%
Systemwide Comparable Sales						16.6%
Adjusted EBITDA	21.4	0.9	1.4	23.7	10.7%	6.3%
Adjusted EBITDA Margin	10.5%			9.1%	-1.4 p.p.

As reported revenues totaled $259.3 million, up 27.2% in US dollars and 21.4% in constant currency versus the prior year quarter. NOLAD’s systemwide comparable sales rose 16.6% year-over-year, or 2.8x blended inflation in the period, with particularly strong growth in Mexico and the French West Indies markets, while Costa Rica, Panama and Puerto Rico also delivered solid topline growth.

Marketing activities in NOLAD continued to build sales momentum. Mexico and Costa Rica launched the “Big Mac Chicken,” which leverages a core menu item to support sales in the chicken platform. The Company also continued the roll out of Best Burger, extending the platform to Panama and capitalizing on Costa Rica’s best practices for implementation. Best Burger is a new quality standard for McDonald’s classic burgers. It makes McDonald’s core burgers even better with small changes that add up to a big difference. Guests experience hotter, juicier, and tastier hamburgers. Puerto Rico strengthened brand equity with the launch of the “Bacon Ranch McCrispy Chicken”, adding to its chicken platform, and the “McCriollo”, strengthening its leadership in the breakfast day part with a locally relevant sandwich.

As reported Adjusted EBITDA in the division reached $23.7 million in the quarter, rising 10.7% versus the prior year in US dollars. Adjusted EBITDA margin contracted primarily due to higher F&P costs as a percentage of revenue as well as the impact of the final step-up in the Company’s royalty rate. These were partially offset by operating leverage in occupancy & other operating expenses as well as G&A.

South Latin American Division (SLAD)

Figure 5. SLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	587			582

Total Revenues	274.9	(160.7)	243.2	357.3	30.0%	88.5%
Systemwide Comparable Sales						91.8%
Adjusted EBITDA	30.3	(22.2)	32.6	40.7	34.3%	107.4%
Adjusted EBITDA Margin	11.0%			11.4%	0.4 p.p.

Revenues in SLAD increased 30.0% in US dollars, or 88.5% in constant currency terms. Systemwide comparable sales rose 91.8%, or 1.5x the division’s blended inflation rate, supported by robust volume growth in all markets.

During the quarter, the Company launched the “McCrispy Chicken” platform in Argentina and Chile, improving the Brand’s quality and taste perception, with strong consumer response in both markets. The launch of the “Signature Turbo Tasty” platform in Chile strengthened the market’s premium beef product offerings and reinforced the Brand’s value for money perception. Finally, the Company connected younger guests with the Brand by sponsoring Lollapalooza in Argentina and Chile and Estereo Picnic in Colombia, some of the most relevant music festivals in the region.

Adjusted EBITDA reached $40.7 million, compared with $30.3 million in the prior-year quarter, representing a year-over-year increase of 34.3% in US dollars. Adjusted EBITDA margin in the quarter benefitted from lower F&P costs as a percentage of revenue and operating leverage in occupancy & other operating expenses as well as G&A. These more than offset a moderate increase in payroll expenses as a percentage of revenue and the impact of the final step-up in the Company’s royalty rate.

For reference:

Figure 6. SLAD Division – Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	1Q22 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q23 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	486			490

Total Revenues	271.5	(139.1)	219.7	352.0	29.7%	80.9%
Systemwide Comparable Sales						81.1%
Adjusted EBITDA	31.5	(23.1)	33.5	41.8	32.9%	106.4%
Adjusted EBITDA Margin	11.6%			11.9%	0.3 p.p.

New Unit Development

Figure 7. Total Restaurants (eop)*

	March 2023	December 2022	September 2022	June 2022	March 2022
Brazil	1,091	1,084	1,077	1,070	1,061
NOLAD	639	638	631	628	625
SLAD	582	590	589	588	587
TOTAL	2,312	2,312	2,297	2,286	2,273

*Considers Company-operated and franchised restaurants at period-end

Figure 8. Footprint as of March 31, 2023

	Store Type*			Total Restaurants	Ownership		McCafes	Dessert Centers
	FS	IS	MS & FC		Company Operated	Franchised
Brazil	542	92	457	1,091	658	433	129	1,977
NOLAD	392	51	196	639	479	160	13	521
SLAD	232	128	222	582	496	86	164	700
TOTAL	1,166	271	875	2,312	1,633	679	306	3,198

FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

During the first quarter of 2023, Arcos Dorados opened 8 restaurants, all of them free-standing units, including 7 restaurants in Brazil. Free-standing restaurants, which represent a structural competitive advantage due to their ability to adapt to changing consumer trends and preferences, make up 50% of the Company’s total restaurant portfolio.

The Company’s restaurant opening pipeline remains robust for the remainder of 2023 and beyond. Restaurant openings and modernizations in 2023 are expected to be more concentrated in the second semester of the year.

As of the end of March 2023, Arcos Dorados was operating 1,072 Experience of the Future restaurants, the most modern format in the global McDonald’s system, making up 46% of its total restaurant footprint.

Balance Sheet & Cash Flow Highlights

Figure 9. Consolidated Debt and Financial Ratios

(In thousands of U.S. dollars, except ratios)

	March 31,	December 31,
	2023	2022
Cash & cash equivalents (i)	263,829	304,396
Total Financial Debt (ii)	688,781	674,401
Net Financial Debt (iii)	424,952	370,005
Adjusted EBITDA	408,570	386,564
Total Financial Debt / LTM Adjusted EBITDA ratio	1.7	1.7
Net Financial Debt / LTM Adjusted EBITDA ratio	1.0	1.0

(i)	Cash & cash equivalents includes short-term investment.

(ii)	Total financial debt includes short-term debt, long-term debt, accrued interest payable and derivative instruments (including the asset portion of derivatives amounting to $88.2 million and $92.9 million as a reduction of financial debt as of March 31, 2023 and December 31, 2022, respectively).

(iii)	Net Financial Debt equals Total Financial Debt less Cash and cash equivalents.

As of March 31, 2023, Cash and cash equivalents were $263.8 million and Total Financial Debt (including the net derivative instrument position) was $688.8 million. Net Debt (Total Financial Debt minus Cash and cash equivalents) was $425.0 million, up from $370.0 million at the end of 2022, due to lower cash balances and higher accrued interest on the Senior Notes.

The Net Debt to Adjusted EBITDA leverage ratio remained at a healthy 1.0x as of the end of March 2023, with higher trailing-twelve-month Adjusted EBITDA offsetting a modest increase in Net Debt.

Net cash generated from operating activities for the three months ended March 31, 2023, totaled $29.5 million versus $35.2 million in the same period last year. Cash used in net investing activities totaled $42.0 million, with capital expenditures of $47.0 million. Net cash used in financing activities was $17.2 million, including the first installment of the 2023 dividend and certain open market repurchases of the Company’s outstanding debt amounting to $4.7 million.

Recent Developments

2023 Annual General Shareholders’ Meeting (AGM)

The Company held its AGM on April 28, 2023. All proposals were approved at the meeting.

Ms. Karla Berman was elected for the first time to the Board of Directors to serve as an independent Class III director, whose term will expire at the annual meeting of shareholders to be held in 2026. She is a board member for Endeavor Mexico and member of the Latin America Advisory Board for Harvard Business School. Ms. Berman is an angel investor, non-executive co-founder of NaranXadul.com, the largest Mommy blog in Mexico, and participates in the Mexican version of the TV show Shark Tank. She is a former board member of Mezcal Amarás and of the investment committee of IGNIA.

Ms. Berman began her career in Mexico as a reporter for the newspaper Reforma in 2002. She then worked at McKinsey & Company in Mexico from 2003 until 2005. From 2006 until 2012 she joined Grupo Expansion (Time Inc.) as Digital Director. In 2012, Ms. Berman joined Google Mexico, working as head of branding solutions for Spanish Latam and held this role until 2015 and was a CPG Sales Director from 2016 to 2020. From 2020 until November 2021, Ms. Berman was VP of sales and Chief Marketing Officer for Yalo Mexico, and most recently she was the Director for Softbank in Mexico. Ms. Berman has an Industrial Engineering degree from Universidad Iberoamericana of Mexico City, Mexico, and has an MBA from Harvard Business School.

First Quarter 2023 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, May 17, 2023, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link Arcos Dorados First Quarter 2023 Results Webcast.

A replay of the webcast will be available later today in the investor section of the Company’s website: www.arcosdorados.com/ir.

Investor Relations Contact	Media Contact
Dan Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@mcd.com.uy	david.grinberg@mcd.com.uy

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Definitions

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis). While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale, equity method investments, or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets; and reorganization and optimization plan expenses.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financing results), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 10 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 – Segment and geographic information – of our financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,300 restaurants, operated by the Company or by its sub-franchisees, that together employ over 95 thousand people (as of 03/31/2023). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for growth and investments in 2023. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

First Quarter 2023 Consolidated Results

Figure 10. First Quarter 2023 Consolidated Results

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended
	March 31,
	2023	2022
REVENUES
Sales by Company-operated restaurants	946,354	755,294
Revenues from franchised restaurants	44,438	35,387
Total Revenues	990,792	790,681
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(333,866)	(263,408)
Payroll and employee benefits	(185,317)	(152,228)
Occupancy and other operating expenses	(263,723)	(220,127)
Royalty fees	(56,739)	(38,616)
Franchised restaurants - occupancy expenses	(18,209)	(16,008)
General and administrative expenses	(65,592)	(55,538)
Other operating (expense) income, net	(1,061)	3,591
Total operating costs and expenses	(924,507)	(742,334)
Operating income	66,285	48,347
Net interest expense and other financing results	(9,859)	(10,659)
Loss from derivative instruments	(4,929)	(11,692)
Foreign currency exchange results	7,283	15,827
Other non-operating expenses, net	(110)	(25)
Income before income taxes	58,670	41,798
Income tax expense	(21,026)	(17,169)
Net income	37,644	24,629
Net income attributable to non-controlling interests	(237)	(126)
Net income attributable to Arcos Dorados Holdings Inc.	37,407	24,503
Earnings per share information ($ per share):
Basic net income per common share	$ 0.18	$ 0.12
Weighted-average number of common shares outstanding-Basic	210,594,545	210,478,322
Adjusted EBITDA Reconciliation
Operating income	66,285	48,347
Depreciation and amortization	33,520	30,136
Operating charges excluded from EBITDA computation	699	15
Adjusted EBITDA	100,504	78,498
Adjusted EBITDA Margin as % of total revenues	10.1%	9.9%

First Quarter 2023 Results by Division

Figure 11. First Quarter Consolidated Results by Division

(In thousands of U.S. dollars)

	1Q
	For Three-Months ended		as	Constant
	March 31,		reported	Currency
	2023	2022	Incr/(Decr)%	Incr/(Decr)%
Revenues
Brazil	374,198	311,979	19.9%	19.2%
NOLAD	259,266	203,852	27.2%	21.4%
SLAD	357,328	274,850	30.0%	88.5%
SLAD - Excl. Venezuela	352,026	271,470	29.7%	80.9%
TOTAL	990,792	790,681	25.3%	43.9%
TOTAL - Excl. Venezuela	985,490	787,301	25.2%	41.1%

Operating Income (loss)
Brazil	44,090	32,021	37.7%	37.0%
NOLAD	13,947	13,233	5.4%	1.4%
SLAD	33,462	23,826	40.4%	135.1%
SLAD - Excl. Venezuela	34,876	25,237	38.2%	130.8%
Corporate and Other	(25,214)	(20,733)	-21.6%	-69.3%
TOTAL	66,285	48,347	37.1%	61.7%
TOTAL - Excl. Venezuela	67,700	49,758	36.1%	61.6%

Adjusted EBITDA
Brazil	59,473	46,038	29.2%	28.5%
NOLAD	23,700	21,402	10.7%	6.3%
SLAD	40,716	30,316	34.3%	107.4%
SLAD - Excl. Venezuela	41,824	31,460	32.9%	106.4%
Corporate and Other	(23,385)	(19,258)	-21.4%	-70.0%
TOTAL	100,504	78,498	28.0%	42.7%
TOTAL - Excl. Venezuela	101,613	79,642	27.6%	43.3%

Figure 12. Average Exchange Rate per Quarter*

	Brazil	Mexico	Argentina
1Q23	5.19	18.66	192.33
1Q22	5.23	20.50	106.56

* Local $ per 1 US$

Summarized Consolidated Balance Sheets

Figure 13. Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

	March 31,	December 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	231,395	266,937
Short-term investment	32,434	37,459
Accounts and notes receivable, net	116,916	124,273
Other current assets (1)	208,114	196,873
Derivative instruments	55,263	58,821
Total current assets	644,122	684,363
Non-current assets
Property and equipment, net	901,069	856,085
Net intangible assets and goodwill	60,979	54,569
Deferred income taxes	91,662	87,972
Derivative instruments	32,986	34,088
Equity method investments	16,269	14,708
Leases right of use assets, net	864,376	820,683
Other non-current assets (2)	90,141	84,162
Total non-current assets	2,057,482	1,952,267
Total assets	2,701,604	2,636,630
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	316,733	353,468
Taxes payable (3)	144,854	146,682
Accrued payroll and other liabilities	139,206	115,327
Other current liabilities (4)	18,851	21,280
Provision for contingencies	2,305	2,272
Interest payable	18,143	7,906
Financial debt (5)	30,680	29,566
Operating lease liabilities	87,003	82,911
Total current liabilities	757,775	759,412
Non-current liabilities
Accrued payroll and other liabilities	30,445	28,781
Provision for contingencies	46,596	42,567
Financial debt (6)	728,207	729,838
Deferred income taxes	6,050	3,931
Operating lease liabilities	777,124	747,674
Total non-current liabilities	1,588,422	1,552,791
Total liabilities	2,346,197	2,312,203
Equity
Class A shares of common stock	389,393	389,393
Class B shares of common stock	132,915	132,915
Additional paid-in capital	9,226	9,206
Retained earnings	422,321	424,936
Accumulated other comprehensive losses	(580,106)	(613,460)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc shareholders’ equity	354,382	323,623
Non-controlling interest in subsidiaries	1,025	804
Total equity	355,407	324,427
Total liabilities and equity	2,701,604	2,636,630

(1)	Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", and "McDonald's Corporation's indemnification for contingencies".

(2)	Includes "Miscellaneous", "Collateral deposits", and "McDonald’s Corporation indemnification for contingencies".

(3)	Includes "Income taxes payable" and "Other taxes payable".

(4)	Includes "Royalties payable to McDonald’s Corporation.

(5)	Includes "Short-term debt”, “Current portion of long-term debt" and "Derivative instruments”.

(6)	Includes "Long-term debt, excluding current portion" and "Derivative instruments".

Thank you!